1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 15, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT

Announcement to Creditors in relation to the Merger of Baotou Aluminum Co., Ltd. by Absorption

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Aluminum Corporation of China Limited (hereafter as the "Company") has proposed to merge with Baotou Aluminum Co., Ltd. (hereafter as "Baotou Aluminum") by absorption. Subsequent to this merger, the Company (Chinese Characters), as the acquirer and the continuing entity, will continue to exist, whereas the assets, liabilities, business and staff of Baotou Aluminum, as the acquiree of this merger, will all be consolidated into the Company and the status of Baotou Aluminum as a legal person will be cancelled.

The matters aforesaid have been approved at the Fourth Special General Meeting and the First A Shares Class Meeting and the First H Shares Class Meeting in 2007 convened on 12 October 2007 (please see "China Securities Journal" and "Shanghai Securities Journal " on 15 October 2007 for details). Creditors of the Company can submit their claims to the Company commencing from 15 October 2007. Those who have received notification are entitled to within 30 days commencing from the receipt of notification and those who have not received notification are entitled to within 45 days commencing from the date of this announcement request the Company to settle the debts or provide corresponding guarantee based on valid credit documents and certificates.

Creditors who request the Company to settle the debts or provide corresponding guarantee shall notify the Company in the aforesaid period, failure of which will be deemed to have abandoned their rights to request the Company to settle debts or provide corresponding guarantee.

Method for submission of Claims:

1.

Submit in person to the Company: please bring along valid claim documents and evidence as well as claim materials including notice of requesting debt repayment or respective guarantee provision by the Company (together as "claim materials") to report claim to the following address:

Finance Department of the Company No. 62, North Xizhimen Street, Haidian District, Beijing, PRC

2.	Submit by post: please deliver the claim materials to the following address:

Postal address:	Finance Department
Aluminum Corporation of China Limited
No. 62, North Xizhimen Street, Haidian District, Beijing, PRC
Postal code:	100082

Please mark "Submission of Claims" on the envelope.

3.	Submit by fax: please fax the claim materials to the following fax number: 010-82298825 and mark "Submission of Claims" on the first page.

Contact person:	Lang Xue Yao (Chinese Characters)
Contact number:	010-82298815

The Board of Directors of Aluminum Corporation of China Limited

15 October 2007

As at the date of this announcement, the members of the Board comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan. Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary